Exhibit 99.4

MERUS LABS INTERNATIONAL INC.

SPECIAL WARRANT INDENTURE

March 1, 2016

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Headings	7
1.3	Gender	7
1.4	Weekends and Holidays	7
1.5	Meaning of “Outstanding”	7
1.6	Time	7
1.7	Applicable Law	8
1.8	Severability	8
1.9	Currency	8
1.10	Conflicts	8
1.11	Schedules	8
Article 2 ISSUE AND PURCHASE OF SPECIAL WARRANTS		8
2.1	Creation, Form and Terms of Special Warrants	8
2.2	Form of Warrants, Certificated Warrants	9
2.3	Book Entry Only Warrants	9
2.4	Special Warrant Certificate	11
2.5	Transferability and Ownership of Special Warrants	13
2.6	Special Warrantholders Not Shareholders	17
2.7	Signing of Special Warrants	17
2.8	Countersigning	18
2.9	Loss, Mutilation, Destruction or Theft of Special Warrants	18
2.10	Exchange of Special Warrants	19
2.11	Ranking	19
2.12	Purchase of Special Warrants for Cancellation	19
2.13	Cancellation of Surrendered Special Warrants	19
Article 3 COVENANTS OF THE CORPORATION		20
3.1	To Issue Special Warrants and Reserve Common Shares	20
3.2	To Execute Further Assurances	20
3.3	To Carry On Business	20
3.4	Reporting Issuer	21
3.5	No Breach of Constating Documents	21
3.6	Filing Prospectus Supplement and Related Matters	21
3.7	Notices to Special Warrant Agent	21
3.8	Securities Qualification Requirements	22
3.9	Maintain Listing	22
3.10	Satisfy Covenants	22
3.11	Performance of Covenants by Special Warrant Agent	22
3.12	Special Warrant Agent’s Remuneration and Expenses	22
3.13	Trust for Special Warrantholders’ Benefit	23
3.14	Notice to Special Warrantholders of Certain Events	23
3.15	Closure of Share Transfer Books	24
3.16	Payment of Commissions	24
3.17	Contractual Right of Rescission	24

Article 4 ADJUSTMENT OF NUMBER OF Underlying Securities		25
4.1	Adjustment of Number of Underlying Securities	25
4.2	Proceedings Prior to any Action Requiring Adjustment	30
4.3	Action Requring Adjustment	30
4.4	Certificate of Adjustment	31
4.5	No Action After Notice	31
4.6	Protection of Special Warrant Agent	31
4.7	Notice of Special Matters	31
Article 5 EXERCISE AND CANCELLATION OF SPECIAL WARRANTS		32
5.1	Notice of Deemed Exercise to Special Warrantholders	32
5.2	Voluntary Exercise of Special Warrants	32
5.3	Deemed Exercise of Special Warrants	36
5.4	Effect of Exercise of Special Warrants	37
5.5	Partial Exercise	37
5.6	Special Warrants Void After Exercise Time	38
5.7	Fractions of Underlying Securities	38
5.8	Accounting and Recording	38
5.9	Legending of Special Warrants and Underlying Securities	38
5.10	Securities Restrictions	42
Article 6 MEETINGS OF SPECIAL WARRANTHOLDERS		43
6.1	Definitions	43
6.2	Convening Meetings	43
6.3	Place of Meeting	43
6.4	Notice	43
6.5	Persons Entitled to Attend	44
6.6	Quorum	44
6.7	Chairman	44
6.8	Power to Adjourn	44
6.9	Adjourned Meeting	44
6.10	Show of Hands	45
6.11	Poll	45
6.12	Regulations	45
6.13	Powers of Special Warrantholders	46
6.14	Powers Cumulative	47
6.15	Minutes of Meetings	47
6.16	Written Resolutions	48
6.17	Binding Effect	48
6.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded	48
6.19	Corporation, Special Warrant Agent and Underwriters May be Represented	48
Article 7 SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS		49
7.1	Provision for Supplemental Indentures for Certain Purposes	49
7.2	Corporation May Consolidate, etc. on Certain Terms	50
7.3	Successor Body Corporate Substituted	50

Article 8 CONCERNING THE SPECIAL WARRANT AGENT		51
8.1	Duties of Special Warrant Agent	51
8.2	Action by Special Warrant Agent	51
8.3	Certificate of the Corporation	51
8.4	Special Warrant Agent May Employ Experts	51
8.5	Resignation and Replacement of Special Warrant Agent	52
8.6	Indenture Legislation	53
8.7	Notice	53
8.8	Use of Proceeds	53
8.9	No Inquiries	54
8.10	Actions by Special Warrant Agent to Protect Interest	54
8.11	Special Warrant Agent Not Required to Give Security	54
8.12	No Conflict of Interest	54
8.13	Special Warrant Agent Not Ordinarily Bound	54
8.14	Special Warrant Agent May Deal in Instruments	55
8.15	Recitals or Statements of Fact Made by Corporation	55
8.16	Special Warrant Agent’s Discretion Absolute	55
8.17	No Representations as to Validity	55
8.18	Acceptance of Trusts	56
8.19	Special Warrant Agent’s Authority to Carry on Business	56
8.20	Indemnification of Special Warrant Agent	56
8.21	Performance of Covenants by Special Warrant Agent	57
8.22	Third Party Interests	57
8.23	Not Bound to Act	57
8.24	Not Appointed Receiver	58
Article 9 NOTICES		58
9.1	Notice to Corporation, Special Warrant Agent and Underwriters	58
9.2	Notice to Special Warrantholders	60
Article 10 POWER OF BOARD OF DIRECTORS		60
10.1	Board of Directors	60
Article 11 MISCELLANEOUS PROVISIONS		60
11.1	Further Assurances	60
11.2	Unenforceable Terms	61
11.3	No Waiver	61
11.4	Waiver of Default	61
11.5	Immunity of Shareholders	61
11.6	Limitation of Liability	62
11.7	Suits by Special Warrantholders	62
11.8	Force Majeure	62
11.9	U.S. Securities and Exchange Commission Certification	63
11.10	Privacy Matters	63
11.11	Enurement	64
11.12	Counterparts and Formal Date	64

11.13	Satisfaction and Discharge of Indenture	64
11.14	Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders	64
11.15	Further Assurances	65
11.16	Formal Date and Effective Date	65
Schedule "A" FORM OF SPECIAL WARRANT CERTIFICATE
Schedule "B" NOTICE
Schedule "C" FORM OF DECLARATION FOR REMOVAL OF LEGEND

SPECIAL WARRANT INDENTURE

THIS SPECIAL WARRANT INDENTURE made as of March 1, 2016.

BETWEEN:

MERUS LABS INTERNATIONAL INC., a corporation existing under the laws of British Columbia and having an office in the City of Toronto, Ontario

(the “Corporation”)

OF THE FIRST PART

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in the City of Vancouver, British Columbia

(the “Special Warrant Agent”)

OF THE SECOND PART

WHEREAS pursuant to the terms of the Underwriting Agreement, the Corporation sold an aggregate of 14,250,000 Subscription Receipts at the purchase price of $1.90 per Subscription Receipt;

AND WHEREAS the Subscription Receipts were duly and validly created and issued pursuant to the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) entered into between the Corporation, Canaccord Genuity Corp. and the Special Warrant Agent, as agent for the Subscription Receipts;

AND WHEREAS each Subscription Receipt is convertible into a Special Warrant, on a “one-for-one” basis upon satisfaction of the Escrow Release Conditions on or before the Terminate Date;

AND WHEREAS each Special Warrant shall entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, one Common Share without the payment of additional consideration and subject to adjustment in accordance with Article 4 hereof;

AND WHEREAS the Corporation is authorized to create and issue the Special Warrants;

AND WHEREAS the Corporation represents to the Special Warrant Agent that all necessary resolutions of the directors of the Corporation have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Indenture and the execution and issue of the Special Warrants and to make the same legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Special Warrant Agent; and

AND WHEREAS the Special Warrant Agent has been appointed by the Corporation and has agreed to act as agent on behalf of the Special Warrantholders on the terms and conditions set forth herein.

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;
(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
(c)	“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;
(d)	“Authenticated” means (a) with respect to the issuance of a Special Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Special Warrant Agent, (b) with respect to the issuance of an Uncertificated Special Warrant, one in respect of which the Special Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Special Warrant are entered in the register of holders of Warrants, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;
(e)	“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Special Warrants;
(f)	“Book Entry Only Warrants” means Special Warrants that are to be held only by or on behalf of the Depository;

(g)	“Business Day” means a day (other than a Saturday, Sunday, civic or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and/or in the City of Vancouver, British Columbia;
(h)	“CDS Global Warrants” means Special Warrants representing all or a portion of the aggregate number of Special Warrants issued in the name of the Depository represented by an Uncertificated Special Warrant, or if requested by the Depository or the Corporation, by a Special Warrant Certificate;
(i)	“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Subscription Receipts as contemplated in the Underwriting Agreement and the subscription agreements;
(j)	“Closing Date” means March 1, 2016 or such other date as the Underwriters and the Corporation agree for the Closing of the Private Placement;
(k)	“Common Share” means a fully paid and non-assessable common share in the capital of the Corporation as such capital is presently constituted;
(l)	“Common Share Reorganization” has the meaning ascribed thereto in Subsection 4.1(a);
(m)	“Convertible Securities” has the meaning ascribed thereto in Subsection 4.1(a);
(n)	“Corporation” means Merus Labs International Inc. a corporation existing under the laws of British Columbia and having an office in the City of Toronto, Ontario;
(o)	“Corporation’s auditors” means the firm of accountants appointed by the shareholders of the Corporation and serving as the auditors of the Corporation at the relevant time;
(p)	“Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Special Warrant Agent, Corporation (who may be counsel to the Corporation), or Special Warrantholders;
(q)	“Current Market Price” of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days ending on the third Trading Day immediately prior to such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;

(r)	“Deemed Exercise Date” means the earlier of:
(i)	the date that is provided for in the Exercise Notice provided that such date shall be no later than the third Business Day after the Qualification Date; and
(ii)	July 2, 2016, being the date that is four months and one day following the Closing Date;
(s)	“Deemed Exercise Time” means 4:00 p.m. (Toronto time) on the Deemed Exercise Date;
(t)	“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Special Warrants;
(u)	“Designated Provinces” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;
(v)	“director” means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;
(w)	“Dividends Paid in the Ordinary Course” means a dividend paid on the Common Shares in any fiscal year of the Corporation in cash (or in securities, properties or assets of equivalent value) and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the board of directors of the Corporation, subject, if applicable, to the prior consent of any stock exchange or any other over-the counter market on which the Common Shares are traded;
(x)	“Escrow Release Conditions” has the meaning set out in the Subscription Rights Agreement;
(y)	“Exercise Notice” has the meaning ascribed thereto in subsection 3.7(a);
(z)	“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;
(aa)	“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Special Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Special Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(bb)	“Officer’s Certificate” means a certificate signed by a senior officer of the Corporation;
(cc)	“Private Placement” means the private placement of up to 14,250,000 Subscription Receipts pursuant to the Underwriting Agreement and the subscription agreements entered into on the Closing Date between the Corporation and the purchasers of Subscription Receipts;
(dd)	“Prospectus Supplement” means a prospectus supplement to the Corporation’s base shelf prospectus dated October 30, 2015;
(ee)	“Qualification Date” means the date on which the Corporation files the Prospectus Supplement;
(ff)	“Qualification Deadline” means 4:00 p.m. (Toronto time) on April 22, 2016;
(gg)	“Regulation S” means Regulation S under the 1933 Act;
(hh)	“Release Date” has the meaning ascribed to it in the Subscription Receipt Agreement;
(ii)	“Release Time” has the meaning ascribed to it in the Subscription Receipt Agreement;
(jj)	“Rights Offering” has the meaning ascribed thereto in subsection 4.1(b);
(kk)	“Securities Regulators” means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Provinces;
(ll)	“Special Distribution” has the meaning ascribed thereto in subsection 4.1(c);
(mm)	“Special Warrant” means a special warrant of the Corporation created by the Corporation and issued and Authenticated hereunder entitling the holder thereof to acquire one Common Share upon exercise or deemed exercise thereof, in accordance with this Indenture, without payment of additional consideration or further action on the part of the holder of Special Warrants, subject to adjustment as set out herein;
(nn)	“Special Warrant Agent” means the special warrant agent under this Indenture, initially being Computershare Trust Company of Canada, in its capacity as special warrant agent hereunder, having an office in Toronto, Ontario, or Vancouver, British Columbia or such other address as it shall inform the Corporation and Special Warrantholders from time to time;

(oo)	“Special Warrant Certificate” means a certificate evidencing one or more Special Warrants issuable hereunder, substantially in the form attached hereto as Schedule “A”;
(pp)	“Special Warrantholder” means the registered holder from time to time of an outstanding Special Warrant;
(qq)	“Subscription Receipts” means the subscription receipts of the Corporation issued and certified under the Subscription Receipt Agreement;
(rr)	“Subscription Receipt Agreement” has the meaning set out in the recitals hereto;
(ss)	“Subsidiary of the Corporation” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Corporation are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation, or by the Corporation and one or more subsidiaries of the Corporation, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;
(tt)	“Trading Day” means any day on which the facilities of the Toronto Stock Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, is open for trading;
(uu)	“Transaction Instruction” means a written order signed by the Depository entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Special Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Special Warrant;
(vv)	“Uncertificated Special Warrant” means any Special Warrant which is not represented by a Special Warrant Certificate;
(ww)	“Underlying Securities” means the Common Shares issuable pursuant to the exercise of the Special Warrants;
(xx)	“Underwriters” means, collectively, Canaccord Genuity Corp., Clarus Securities Inc., Cormark Securities Inc., Laurentian Bank Securities Inc., Dundee Securities Ltd., GMP Securities L.P., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc.;
(yy)	“Underwriting Agreement” means the underwriting agreement dated March 1, 2016 between the Corporation and the Underwriters in respect of the Private Placement;

(zz)	“U.S. Affiliate” means a U.S. registered broker-dealer of an Underwriter;
(aaa)	“U.S. Person” and “United States” have the meanings ascribed thereto in Regulation S under the 1933 Act; and
(bbb)	“written direction of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or director and may consist of one or more instruments so executed.
1.2	Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Special Warrants.

1.3	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4	Weekends and Holidays

Except with respect to the Qualification Deadline, if the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action. For greater certainty, all actions required to be taken pursuant to this Indenture on the Qualification Deadline shall be taken on or prior to that day.

1.5	Meaning of “Outstanding”

Every Special Warrant represented by a Special Warrant Certificate countersigned by the Special Warrant Agent or Uncertificated Special Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Special Warrant Agent for cancellation or until the Deemed Exercise Time. Where a new Special Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Special Warrants represented by only one of such Special Warrant Certificates are counted for the purpose of determining the aggregate number of Special Warrants outstanding. A Special Warrant Certificate representing a number of Special Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Special Warrants.

1.6	Time

Time is of the essence hereof and of each Special Warrant Certificate.

1.7	Applicable Law

This Indenture and each Special Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.8	Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Applicable Legislation. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under Applicable Legislation the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9	Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.10	Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture will govern.

1.11	Schedules

The attached Schedule “A”, Schedule “B” and Schedule “C” are incorporated into and form part of this Indenture.

Article 2
ISSUE AND PURCHASE OF SPECIAL WARRANTS

2.1	Creation, Form and Terms of Special Warrants
(a)	Subject to adjustment in accordance with the provisions hereof, the Corporation hereby creates and authorizes for issuance up to 14,250,000 Special Warrants.
(b)	The Special Warrants will be issued at the Release Time on the Release Date concurrently with the conversion of the Subscription Receipts in accordance with the Subscription Receipt Agreement to the holders of the Subscription Receipts on a “one-for-one” basis, subject to any adjustment effected pursuant to the Subscription Receipt Agreement.
(c)	The Special Warrants shall be executed by the Corporation and certified by, or on behalf of, the Special Warrant Agent upon the written order of the Corporation and delivered by the Special Warrant Agent to the Corporation in accordance with the written direction of the Corporation.

(d)	Each Special Warrant shall entitle the holder thereof to acquire, upon exercise or deemed exercise thereof, one Common Share without the payment of additional consideration and subject to adjustment in accordance with Article 4 hereof;
(e)	Subject to the provisions hereof, the Special Warrants issued under this Indenture are limited in the aggregate to 14,250,000 Special Warrants, provided that the number of Common Shares to be issued upon exercise or deemed exercise of the Special Warrants is subject to increase or decrease so as to give effect to the adjustments required by Article 4.
(f)	No fractional Special Warrants shall be issued or otherwise provided for hereunder.
2.2	Form of Warrants, Certificated Warrants

The Special Warrants may be issued in both certificated and uncertificated form. All Special Warrants issued in certificated form shall be evidenced by a Special Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the Release Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Special Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Special Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Special Warrantholders to be maintained by the Special Warrant Agent.

2.3	Book Entry Only Warrants
(a)	Registration of beneficial interests in and transfers of Special Warrants held by the Depository shall be made only through the book entry registration system and no Special Warrant Certificates shall be issued in respect of such Special Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Special Warrants registered in their names and shall not receive or be entitled to receive Special Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Special Warrants having any legend set forth in Section 2.4(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Special Warrants with the prior consent of the Special Warrant Agent and in accordance with the Internal Procedures of the Special Warrant Agent.
(b)	Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Special Warrants registered, and no transfer of any CDS Global Warrants may be registered in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;
(ii)	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;
(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;
(iv)	the Corporation determines that the Special Warrants shall no longer be held as Book Entry Only Warrants through the Depository;
(v)	such right is required by Applicable Legislation, as determined by the Corporation and the Corporation’s counsel;
(vi)	the Special Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person (in which case, the Special Warrant Certificate shall contain the legend set forth in Section 5.9(c), if applicable); or
(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Special Warrant Agent;

following which, Special Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Special Warrants or their nominees as directed by the holder. The Corporation shall provide an Officer’s Certificate giving notice to the Special Warrant Agent of the occurrence of any event outlined in this Section.

(c)	Every Special Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Special Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.
(d)	Notwithstanding anything to the contrary in this Indenture, a CDS Global Warrant will be issued as an Uncertificated Special Warrant, unless otherwise requested in writing by the Depository or the Corporation.
(e)	The rights of beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Special Warrants who hold securities entitlements in respect of the Special Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Special Warrant Agent nor any agent thereof shall have any responsibility or liability for:
(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);
(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or
(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.
(g)	The Corporation may terminate the application of this Section in its sole discretion in which case all Special Warrants shall be evidenced by Special Warrant Certificates registered in the name of a person other than the Depository.
2.4	Special Warrant Certificate
(a)	For Special Warrants issued in certificated form, the form of certificate representing Special Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Special Warrant Agent. Each Special Warrant Certificate shall be Authenticated manually on behalf of the Special Warrant Agent. Each Special Warrant Certificate shall be signed by at least one duly authorized signatory of the Corporation, whose signature shall appear on the Special Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Special Warrant Certificate which has two signatures as hereinbefore provided shall be valid, and the Special Warrantholder entitled to the benefits, notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Special Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation, with the approval of the Special Warrant Agent, may determine.

(b)	The Special Warrant Agent shall Authenticate Uncertificated Special Warrants (whether upon original issuance, exchange, registration of transfer, partial payment or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Special Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Special Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Special Warrants with respect to which this Indenture requires the Special Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Special Warrants are binding on the Corporation.
(c)	No Special Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by the Special Warrant Agent.
(d)	No Special Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Special Warrant Agent. Such Authentication on any such Special Warrant Certificate shall be conclusive evidence that such Special Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.
(e)	No Uncertificated Special Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Special Warrant. Such entry on the register of the particulars of an Uncertificated Special Warrant shall be conclusive evidence that such Uncertificated Special Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.
(f)	The Authentication by the Special Warrant Agent of any Special Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Special Warrant Agent as to the validity of the Indenture or such Special Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Special Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or any of them or the proceeds thereof. Authentication by the Special Warrant Agent shall be conclusive evidence as against the Corporation that the Special Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(g)	Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MERUS LABS INTERNATIONAL INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.5	Transferability and Ownership of Special Warrants
(a)	The Corporation hereby appoints the Special Warrant Agent as registrar of the Special Warrants and shall cause the Special Warrant Agent to keep at its Toronto and Vancouver office set forth in Section 9.1(b) a register in which the Special Warrant Agent shall enter the names and addresses of the Special Warrantholders, and the number of Special Warrants, and other particulars, prescribed by law, of the Special Warrants held by them, together with a record of transfers in which particulars of all transfers of Special Warrants will be recorded. The Special Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Corporation, the Underwriters and any Special Warrantholder and upon payment to the Special Warrant Agent of its reasonable fees. Any Special Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Special Warrant Agent stating the name and address of the Special Warrantholder and agreeing not to use the information therein except in connection with (i) an effort to call a meeting of Special Warrantholders or to influence the voting of Special Warrantholders at any meeting of Special Warrantholders; (ii) an offer to acquire securities of the Corporation or (iii) any other matter relating to the affairs of the Corporation.
(b)	Once an Uncertificated Special Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Special Warrant Agent from the holder as provided herein, except that the Special Warrant Agent may act unilaterally to make purely administrative changes internal to the Special Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Special Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Special Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Special Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Special Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Special Warrant Agent), sustained by the Corporation or the Special Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Special Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Special Warrant Agent.

(c)	The Special Warrant Certificates may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with Applicable Legislation and upon compliance with the conditions herein, on the register kept at the office of the Special Warrant Agent pursuant to Section 2.5(a) by delivering to the Special Warrant Agent’s Toronto or Vancouver office a duly executed Form of Transfer attached as Appendix “2” to the Special Warrant Certificate and complying with such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent. In the case of Uncertificated Special Warrants the Special Warrants may only be transferred, in accordance with the procedures of the Depositary under its book entry registration system. All other transfers and exchanges of beneficial interests in CDS Global Warrants to another CDS Global Warrant, the transferor of such beneficial interest must deliver to the Special Warrant Agent either (A) (1) a written order and Appendix “2” from a Participant or a beneficial holder, in each case, given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another CDS Global Warrant in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase. If any beneficial interest in a CDS Global Warrant is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another CDS Global Warrant, the principal amount of Special Warrants represented by such CDS Global Warrant shall be reduced accordingly by the Special Warrant Agent or by the Depositary under its book entry registration system pursuant to Applicable Procedures to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another CDS Global Warrant such other CDS Global Warrant shall be increased accordingly in accordance with Applicable Procedures by the Trustee or by the Depositary under its book entry registration system to reflect such increase at the direction of the Corporation upon satisfaction of all requirements for transfer or exchange in beneficial interest in CDS Global Warrants contained in this Indenture or otherwise applicable under the 1933 Act.

(d)	Notwithstanding anything contained in this Indenture, in the Special Warrant Certificate or in any subscription agreements under which Special Warrants were issued and sold, the Special Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Corporation and Special Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Special Warrant unless the transfer is made in compliance with this Section.
(e)	The Special Warrant Agent acknowledges and understands that the Special Warrants have not been registered under the 1933 Act or under the securities or “blue sky” laws of any state of the United States. A holder of Special Warrants bearing the legend set forth in section 5.9(c) may only offer, sell, or otherwise transfer such securities (A) to the Corporation, or (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, and in each case in compliance with applicable local laws and regulations, pursuant to Rule 144 or Rule 144A thereunder, if available, and in accordance with Applicable State Securities Laws of the United States, or in another transaction that does not require registration under the U.S. Securities Act or any Applicable State Securities Laws of the United States. If a Special Warrant certificate not bearing the legend stated in section 5.9(c) is tendered for transfer to a U.S. Person or a person in the United States, the Special Warrant Agent shall not register such transfer, unless (i) a legal opinion is provided confirming that the transfer is exempt from the registration requirements of the 1933 Act, and (ii) the certificate representing the Special Warrants issued to the transferee is endorsed with the U.S. restrictive legend stated in Section 5.9(c).
(f)	The Corporation shall direct the Special Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Special Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Special Warrants or any Underlying Securities or other securities issuable upon the exercise of any Special Warrants. The Special Warrant Agent shall be entitled to process all proffered transfers and exercises of Special Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of this Indenture. The Special Warrant Agent may assume for the purposes of this Indenture that the address on the register of Special Warrantholders of any Special Warrantholder is the Special Warrantholder’s actual address and is also determinative of the Special Warrantholder’s residency and that the address of any transferee to whom any Special Warrants or any Underlying Securities are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(g)	Upon any transfer of Special Warrants in accordance with the provisions of this Indenture, the Corporation shall covenant and agree with the Special Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder and is entitled to the benefits of the covenant of the Corporation set forth in Section 3.17 herein and to be set forth under the heading “Contractual Right of Rescission” in the Prospectus Supplement subject, in each case, to the restrictions and limitations described thereunder. Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, the Special Warrant Agent shall not be responsible for ensuring the Special Warrants or the exercise of Special Warrants is cancelled and a refund of the holder’s funds is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation shall instruct the Special Warrant Agent in writing, to cancel the Special Warrants or exercise transaction and any Underlying Securities on the register, which may have already been issued upon the Special Warrant exercise.
(h)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Special Warrant Agent:
(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Special Warrantholder;
(ii)	a guardian, committee, trustee, curator or tutor representing a Special Warrantholder who is an infant, an incompetent person or a missing person; or
(iii)	a liquidator or a trustee in bankruptcy for a Special Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Special Warrant Certificate in question to the Special Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Special Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Special Warrantholders. After receiving the surrendered Special Warrant Certificate and upon the person surrendering the Special Warrant Certificate meeting the requirements as hereinbefore set forth, the Special Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Corporation. Forthwith after receiving written notice from the Special Warrant Agent as aforesaid, the Corporation shall cause a new Special Warrant Certificate to be issued and sent to the new holder and the Special Warrant Agent shall alter the register of holders accordingly.

(i)	The Corporation and the Special Warrant Agent shall deem and treat the registered holder of any Special Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Corporation and any previous holder of such Special Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Corporation nor the Special Warrant Agent is affected by any notice to the contrary.

(j)	Subject to the provisions of this Indenture and Applicable Legislation, each Special Warrantholder is entitled to the rights and privileges attaching to the Special Warrants, and the issue of the Underlying Securities by the Corporation on exercise of Special Warrants by any Special Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Corporation and the Special Warrant Agent with respect to such Special Warrants and neither the Corporation nor the Special Warrant Agent is bound to inquire into the title of any such registered holder.
(k)	A reasonable charge will be levied on a presenter of a Special Warrant Certificate pursuant to this Indenture for the transfer of any Special Warrant. Either the Special Warrantholder or the Corporation will assume this charge.
(l)	Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Special Warrants, the transferor and transferee shall comply with all reasonable requirements of the Special Warrant Agent as the Special Warrant Agent may deem necessary to secure the obligations of the transferee of such Special Warrants with respect to such transfer.
2.6	Special Warrantholders Not Shareholders

A Special Warrantholder is not deemed or regarded as a shareholder of the Corporation nor is such Special Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and on the Special Warrant Certificates.

2.7	Signing of Special Warrants

Any one director or officer of the Corporation shall sign a Special Warrant Certificate either manually or by facsimile signature. A facsimile signature upon any Special Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Special Warrant Certificate is not a director or officer of the Corporation at the date of this Indenture or at the date of the countersigning and delivery of such Special Warrant Certificate, such fact does not affect in any way the validity of the Special Warrants or the entitlement of the Special Warrantholder to the benefits of this Indenture or of the Special Warrant Certificate.

2.8	Countersigning

The Special Warrant Agent shall countersign Special Warrant Certificates and Authenticate Uncertificated Special Warrants upon the written direction of the Corporation. No Special Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Special Warrant Certificate has been manually countersigned by the Special Warrant Agent or the Uncertificated Special Warrant has been Authenticated by the Special Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Special Warrant Agent will be conclusive evidence as against the Corporation that the Special Warrant Certificate so countersigned or Uncertificated Special Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Special Warrant Agent on any Special Warrant Certificate or the Authentication of any Uncertificated Special Warrant by or on behalf of the Special Warrant Agent is not to be construed as a representation or warranty by the Special Warrant Agent as to the validity of this Indenture or of the Special Warrants or as to the performance by the Corporation of its obligations under this Indenture and the Special Warrant Agent is in no way liable or answerable for the use made of the Special Warrants or the proceeds from the issuance thereof, except as specified by this Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Special Warrant Agent is only a representation and warranty of the Special Warrant Agent that the Special Warrant Certificate has been duly countersigned by or on behalf of the Special Warrant Agent or the Uncertificated Special Warrant has been duly Authenticated by or on behalf of the Special Warrant Agent pursuant to the provisions of this Indenture.

2.9	Loss, Mutilation, Destruction or Theft of Special Warrants

In case any of the Special Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Corporation, in its discretion, may issue and thereupon the Special Warrant Agent will countersign and deliver a new Special Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Special Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Special Warrants issued hereunder.

The Special Warrantholder applying for the issue of a new Special Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and the Special Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Corporation and the Special Warrant Agent in their discretion. The Corporation and the Special Warrant Agent may also, as a condition precedent to issuing a new Special Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and Special Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Corporation and the Special Warrant Agent in connection therewith.

2.10	Exchange of Special Warrants

A Special Warrantholder may at any time prior to the Deemed Exercise Time, by written instruction delivered to the Special Warrant Agent at the office of the Special Warrant Agent set forth in Section 9.1, exchange his Special Warrant Certificates for Special Warrant Certificates evidencing Special Warrants in other denominations entitling the Special Warrantholder to acquire in the aggregate the same number of Underlying Securities to which it was entitled to acquire under the Special Warrant Certificates so surrendered, in which case the Special Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Special Warrant Agent may determine for every Special Warrant Certificate issued upon exchange. The Special Warrantholder surrendering such Special Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Special Warrant Certificate. The Corporation shall sign and the Special Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

Special Warrant Certificates exchanged for Special Warrant Certificates that bear the legends set forth in section 5.9 shall bear the same legend.

2.11	Ranking

All Special Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12	Purchase of Special Warrants for Cancellation

Subject to Applicable Legislation, the Corporation may, at any time or from time to time, purchase all or any of the Special Warrants in the market, by private contract or otherwise, on such terms as the Corporation may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Special Warrants are then obtainable plus reasonable costs of purchase. The Special Warrant Certificates representing the Special Warrants purchased hereunder by the Corporation shall, immediately following purchase, be delivered to and cancelled by the Special Warrant Agent and no Special Warrants shall be issued in substitution therefor. In the case of Uncertificated Warrants, the Special Warrants purchased pursuant to this Section 2.12 shall be reflected accordingly on the register of the Special Warrants and in accordance with procedures prescribed by the Depository under the book entry registration system. No Special Warrants shall be issued in replacement thereof.

2.13	Cancellation of Surrendered Special Warrants

All Special Warrants Certificates surrendered pursuant to Article 5 shall be cancelled by the Special Warrant Agent and upon such circumstances all such Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Special Warrant Agent.

Article 3
COVENANTS OF THE CORPORATION

So long as any Special Warrants remain outstanding, the Corporation represents, warrants, covenants and agrees with the Special Warrant Agent for the benefit of the Special Warrant Agent and Special Warrantholders as follows:

3.1	To Issue Special Warrants and Reserve Common Shares
(a)	That it is duly authorized to create, issue and sell the Special Warrants and that the Special Warrant Certificates, when issued and countersigned by the Special Warrant Agent, and each Uncertificated Special Warrant that has been Authenticated by the Special Warrant Agent will be valid and enforceable against the Corporation in accordance with their terms and the terms of this Indenture and that the Corporation has reserved, allotted and set aside for issuance up to 14,250,000 Underlying Securities, being that number of Common Shares issuable upon the deemed exercise of Special Warrants in accordance with the terms of this Indenture and such Underlying Securities, when issued upon the exercise or deemed exercise of Special Warrants pursuant to and in accordance with the terms of this Indenture, are authorized to be issued as fully paid and non-assessable shares of the Corporation.

(b)	Computershare Trust Company of Canada, is the transfer agent of the Underlying Securities, and is duly authorized to countersign, register and issue certificates representing, or document such other evidence of ownership of, such Underlying Securities, in each case in accordance with and pursuant to the terms of this Indenture.
3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof the Corporation or any Subsidiary of the Corporation may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it would be advisable and in the best interests of the Corporation or any Subsidiary of the Corporation, as the case may be, to do so, and, subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any winding-up or liquidation of the Corporation or any Subsidiary of the Corporation or the abandonment of any rights and franchises of the Corporation or any Subsidiary of the Corporation or any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Corporation or any Subsidiary of the Corporation in accordance with applicable corporate and securities laws (and none of which are presently contemplated by the Corporation at the date hereof) if, in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it is advisable and in the best interest of the Corporation or of such Subsidiary of the Corporation to do so.

3.4	Reporting Issuer

That the Corporation is presently a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island, and will use its best efforts to maintain its status in such jurisdictions and make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Underlying Securities pursuant to the exercise of the Special Warrants.

3.5	No Breach of Constating Documents

That the issue and sale of the Special Warrants and the issue of the Underlying Securities do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Corporation or the articles or resolutions of the Corporation or any trust indenture, loan agreement or any other agreement or instrument to which the Corporation or any Subsidiary of the Corporation is contractually bound as of the date of this Indenture.

3.6	Filing Prospectus Supplement and Related Matters

Following the Release Date, the Corporation shall, in accordance with the terms of the Underwriting Agreement:

(a)	use its commercially reasonable best efforts to file the Prospectus Supplement qualifying the distribution of the Underlying Securities to be issued on exercise of the Special Warrants in each of the Designated Provinces before the Qualification Deadline;
(b)	if the Prospectus Supplement has not been filed by the Qualification Deadline, continue to use its commercially reasonable best efforts to file the Prospectus Supplement as soon as possible thereafter.
3.7	Notices to Special Warrant Agent

That upon completion of the filing of the Prospectus Supplement as contemplated in Section 3.6, the Corporation shall forthwith, and in any event not later than the first Business Days thereafter:

(a)	give written notice to the Special Warrant Agent and the Underwriters of the filing of the Prospectus Supplement and the date upon which the Special Warrants will be deemed to be exercised (the “Exercise Notice”); and

(b)	provide written confirmation to the Special Warrant Agent and the Underwriters of any adjustment that has been made pursuant to Article 4.
3.8	Securities Qualification Requirements

That, if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Securities Regulators or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Special Warrantholder is entitled to receive pursuant to the exercise or deemed exercise of a Special Warrant may properly and legally be delivered upon the due exercise or deemed exercise of a Special Warrant, the Corporation covenants that it shall use its commercially reasonable best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.9	Maintain Listing

That the Corporation will use its commercially reasonable best efforts to both maintain the listing of the Common Shares which are outstanding on the Toronto Stock Exchange and the NASDAQ Stock Market and ensure that the Common Shares will be approved for listing and trading on such exchanges on the Qualification Date.

3.10	Satisfy Covenants

That the Corporation will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Special Warrant Agent promptly in writing of any default under the terms of this Indenture.

3.11	Performance of Covenants by Special Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within 10 Business Days after receiving notice of such failure by the Special Warrant Agent, the Special Warrant Agent may notify the Special Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. No such performance, expenditure or advance by the Special Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

3.12	Special Warrant Agent’s Remuneration and Expenses

The Corporation will pay the Special Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Special Warrant Agent and will pay or reimburse the Special Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Special Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Special Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement, or advance as may arise from the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. Any amount owing hereunder and remaining unpaid after 30 Business Days from the invoice date will bear interest at the then current rate charged by the Special Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation of the Special Warrant Agent and/or the termination of this Indenture.

3.13	Trust for Special Warrantholders’ Benefit

The covenants of the Corporation to the Special Warrant Agent provided for in this Indenture shall be held in trust by the Special Warrant Agent for the benefit of the Special Warrantholders.

3.14	Notice to Special Warrantholders of Certain Events

The Corporation covenants with the Special Warrant Agent for the benefit of the Special Warrant Agent and the Special Warrantholders that, so long as any of the Special Warrants are outstanding, it will not:

(a)	pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Common Shares;
(b)	offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;
(c)	make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Common Shares;
(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;
(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or
(f)	liquidate, dissolve or wind-up,

unless, in each such case, the Corporation will have given notice, in the manner specified in Section 9.2, to each Special Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Corporation will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Corporation will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than two Business Days prior to the record date or the date on which the Corporation’s transfer books are to be closed with respect thereto.

3.15	Closure of Share Transfer Books

The Corporation further covenants and agrees that it will not during the period of any notice given under Section 9.1 close its share transfer books or take any other corporate action which might deprive the Special Warrantholders of the opportunity of exercising their Special Warrants; provided that nothing contained in this Section 3.15 will be deemed to affect the right of the Corporation to do or take part in any of the things referred to in Section 3.14 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

3.16	Payment of Commissions

The Corporation will not pay or give any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exercise of the Special Warrants.

3.17	Contractual Right of Rescission

The Corporation covenants with the Special Warrant Agent to provide a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable by a Special Warrantholder directly.

The Corporation has agreed that in the event that a holder of a Special Warrant who acquires Underlying Securities upon exercise of the Special Warrants is or becomes entitled under applicable Securities Laws to the remedy of rescission by reason of a misrepresentation in the Prospectus Supplement filed by the Corporation in connection herewith or any amendment, qualifying the distribution of the Underlying Securities to be issued on exercise of the Special Warrants in the Designated Provinces, such holder shall be entitled, subject to available defences and any limitation period under applicable Securities Laws, to rescission not only of the holder’s exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired (i.e. the Private Placement), and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrants. In the event that such holder is a permitted assignee of the interest of the original purchaser of the Special Warrants, such permitted assignee shall be permitted to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The foregoing right, which is extended by the Corporation in respect of the Special Warrants issued by the Corporation pursuant to accepted subscriptions at the Closing Time, is in addition to any other right or remedy available to a holder of Special Warrants under applicable Securities Laws, or otherwise at law, and is subject to the defences and limitations described under such Securities Laws.

Should a holder of Special Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Corporation by the Special Warrant Agent, the Special Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Corporation and subsequently, the Corporation, upon surrender to the Corporation or the Special Warrant Agent of any underlying shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Special Warrant Agent in writing, to cancel the exercise transaction and any such underlying shares on the register, which may have already been issued upon the Special Warrant exercise. The Special Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section, nor shall the Special Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Corporation provides the refund to the Special Warrant Agent for distribution to the holder, the Special Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Special Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

Article 4
ADJUSTMENT OF NUMBER OF Underlying Securities

4.1	Adjustment of Number of Underlying Securities

The rights to acquire Underlying Securities in effect at any date attaching to the Special Warrants are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time, the Corporation:
(i)	subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;
(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or
(iii)	issues Common Shares or securities exchangeable for or convertible to Common Shares (“Convertible Securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or Convertible Securities to such holders as Dividends Paid in the Ordinary Course);

(any of the above being a “Common Share Reorganization”), the number of Underlying Securities issuable upon the exercise of each Special Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or Convertible Securities by way of stock dividend, by multiplying the number of Underlying Securities previously obtainable on the exercise of a Special Warrant by the fraction of which:

(A)	the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or Convertible Securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such Convertible Securities; and
(B)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Corporation and Special Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or Convertible Securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a). To the extent that any Convertible Securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Underlying Securities obtainable under each Special Warrant shall be readjusted to the number of Underlying Securities that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such Convertible Securities;

(b)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 calendar days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any such issuance being herein called a “Rights Offering), then the number of Underlying Securities obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Underlying Securities obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:
(i)	the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii)	the denominator of which shall be the aggregate of:
(A)	the number of Common Shares outstanding as of the record date for the Rights Offering, and
(B)	a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

Any offered securities owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Underlying Securities obtainable under each Special Warrant Exchange shall be readjusted to the number of Underlying Securities obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of offered securities (or rights, options or warrants into Common Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(c)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time the Corporation shall issue or distribute to all or to substantially all of the holders of the Common Shares:
(i)	securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness; or
(ii)	any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the number of Underlying Securities obtainable upon the exercise of each Special Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Underlying Securities obtainable upon the exercise thereof in effect on such record date by a fraction:

(A)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(B)	the denominator of which shall be:
(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less
(2)	the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), subject to TSX acceptance, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Underlying Securities obtainable under each Special Warrant Exchange shall be readjusted to the number of Underlying Securities obtainable in effect immediately prior to the record date and such number shall be further adjusted based upon the number of shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)	if and whenever at any time from the date hereof and prior to the Deemed Exercise Time there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in Section 4.1(a) or the triggering of a shareholders’ rights plan or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a “Capital Reorganization”, every Special Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Underlying Securities obtainable under the Special Warrants to which it was previously entitled, the kind and number of Underlying Securities or other securities or property of the Corporation that the Special Warrantholder would have been entitled to receive on such Capital Reorganization if, on the record date or the effective date thereof, as the case may be, the Special Warrantholder had been the registered holder of the number of Underlying Securities obtainable upon the exercise of Special Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Special Warrantholders are thereafter entitled to receive such kind and number of Underlying Securities, other securities or property. The Corporation will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Corporation pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Corporation, any successor to the Corporation or any purchasing body corporate, partnership, trust or other entity and the Special Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e)	where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the Special Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Underlying Securities, other securities or property issuable upon the exercise or deemed exercise of the Special Warrants by reason of the adjustment required by that event. If the Corporation relies on this Section 4.1(e) to defer issuing an adjusted number of Underlying Securities, other securities or property to a Special Warrantholder, the Special Warrantholder has the right to receive any distributions made on the adjusted number of Underlying Securities, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Special Warrantholder would but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Underlying Securities, other securities or property;
(f)	the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term “Underlying Securities” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrantholder is entitled to receive upon the exercise of his Special Warrant, and the number of Underlying Securities obtainable in any exercise made pursuant to a Special Warrant is interpreted to mean the number of Underlying Securities or other property or securities a Special Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Special Warrant;

(g)	notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers, employees or consultants of the Corporation;
(h)	in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Corporation’s auditors or if they are unwilling or unable to act, such independent naturally recognized chartered accountants as may be selected by the directors of the Corporation, acting reasonably, who shall have access to all necessary records of the Corporation, and a determination by the Corporation’s auditors is binding upon the Corporation, the Special Warrant Agent, all Special Warrantholders and all other persons interested therein; and
(i)	no adjustment in the number of Underlying Securities obtainable upon exercise of Special Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (b) thereof, if the Special Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Special Warrantholders had exercised their Special Warrants prior to or on the effective date or record date of such event.

4.2	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Special Warrants, including the number of Underlying Securities obtainable upon the exercise or deemed exercise thereof, the Corporation shall take any corporate action which may in its opinion be necessary in order that the Corporation or any successor to the Corporation has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Underlying Securities and may validly and legally deliver all other securities or property which the Special Warrantholders are entitled to receive on the full exercise of the Special Warrants in accordance with the provisions hereof.

4.3	Action Requring Adjustment

Subject to TSX approval, in case the Corporation, after the date hereof, shall take any action affecting the Common Shares, other than the actions described in this Article 4, which, in the opinion of the directors of the Corporation would materially adversely affect the rights of the Special Warrantholders, then the number of Common Shares which are to be received upon the conversion of the Special Warrants shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion, reasonably determine to be equitable to the Special Warrantholders in such circumstances.

4.4	Certificate of Adjustment

The Corporation shall from time to time immediately, but in any event within three Business Days after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a written notice to the Special Warrantholders and the Special Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.5	No Action After Notice

The Corporation covenants with the Special Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity of exercising the Special Warrant during the period of 14 calendar days after giving of the notice set forth in Section 4.3 hereof and 4.7 hereof.

4.6	Protection of Special Warrant Agent

The Special Warrant Agent:

(a)	is entitled to act and rely, and shall be protected in so doing, on any adjustment calculation of the Corporation or the Corporation auditors and any other documents filed by the Corporation pursuant to this Article 4 for all purposes;
(b)	is not at any time under any duty or responsibility to a Special Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;
(c)	is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;
(d)	is not responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver certificates for the Underlying Securities upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and
(e)	shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation.
4.7	Notice of Special Matters

The Corporation covenants with the Special Warrant Agent that so long as any Special Warrants remain outstanding it will give seven calendar days’ prior written notice in the manner provided for in Article 9 to the Special Warrant Agent, each Special Warrantholder and to the Underwriters of any event which requires an adjustment to the subscription rights attaching to any of the Special Warrants pursuant to this Article 4. The Corporation covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9. The Corporation further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Corporation with the Special Warrant Agent, on which the Special Warrant Agent may act and rely, showing how such adjustment shall be computed.

Article 5
EXERCISE AND CANCELLATION OF SPECIAL WARRANTS

5.1	Notice of Deemed Exercise to Special Warrantholders

Upon receipt of written notice from the Corporation in accordance with Section 3.7, the Special Warrant Agent shall give written notice, in the form to be provided by the Corporation to the Special Warrant Agent, to each holder of a Special Warrant (in the form to be provided by the Corporation to the Special Warrant Agent) concurrently with delivery of the certificates or other evidence of ownership representing the Underlying Securities in accordance with Section 5.3, which notice will include a statement that any Special Warrants not exercised prior to the Deemed Exercise Time will be deemed to be exercised pursuant to Section 5.3 and will include confirmation that no adjustment has occurred pursuant to Section 4.1, or if an adjustment has occurred, provide a certificate as set forth in Section 4.3 herein.

5.2	Voluntary Exercise of Special Warrants
(a)	Each Special Warrant may be exercised by the holder thereof at any time on or after the Release Date, but not after the Deemed Exercise Time, upon the terms and subject to the conditions set forth herein.
(b)	Subject to and upon compliance with the provisions of this Section 5.2, the holder of any Special Warrant Certificate may exercise the right therein provided for, prior to the Deemed Exercise Time, by surrendering the Special Warrant Certificate to the Special Warrant Agent at its principal transfer office in the City of Toronto or Vancouver or at such additional place or places as may be designated by the Corporation from time to time with the approval of the Special Warrant Agent during normal business hours on a Business Day at that place before the Deemed Exercise Date, together with the exercise form(s) in the form attached as Appendix “1” to the Special Warrant Certificate(s) in accordance with the instructions attached as Appendix “3” to the Special Warrant Certificate duly completed and executed by the holder for the number of Underlying Securities which the holder desires to acquire, and subject to compliance with such requirements as the Special Warrant Agent may reasonably impose to permit the tracking of such exercises from time to time. Surrender of a Special Warrant Certificate with the exercise form(s) duly completed will be deemed to have been effected, and Special Warrants shall be deemed to have been exercised, only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Special Warrant Agent at one of the offices specified in this Subsection 5.2(b).

(c)	Voluntary exercise, at a time when the Corporation has not filed the Prospectus Supplement or the Corporation has filed the Prospectus Supplement but the Prospectus Supplement has not been delivered to the Special Warrantholder, is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Corporation or the Warrant Underwriter, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section, there remain restrictions on resale under applicable securities legislation on the Common Shares so acquired, the Corporation, may, if required on the advice of counsel, endorse the certificates representing the Common Shares with respect to those restrictions.

(d)	Every exercise form delivered prior to the Deemed Exercise Date shall be signed by the holder of a Special Warrant Certificate who desires to exercise in whole or in part the right of acquisition therein provided for; shall specify the number of Underlying Securities that such holder wishes to acquire (being not more than the holder is entitled to acquire under the applicable Special Warrant Certificate), the person or persons in whose name or names the Underlying Securities which such holder desires to acquire are to be issued and his or their address or addresses, on which the Special Warrant Agent is entitled to act and rely for determining residency of the subscribing Special Warrantholder, and the number of Underlying Securities to be issued to each such person, and if more than one is so specified, the form shall have one of the boxes in the exercise form checked; and shall be substantially in the form set out in the Special Warrant Certificate.
(e)	Subject to and upon compliance with the terms of this Section 5.2, a beneficial holder of Uncertificated Special Warrants evidenced by a security entitlement in respect of Special Warrants in the book entry registration system may exercise the right of acquisition by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise the Special Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, the Depository shall deliver to the Special Warrant Agent a Transaction Instruction confirming its intention to exercise Special Warrants in a manner acceptable to the Special Warrant Agent, including by electronic means through the book entry registration system. An electronic exercise of the Uncertificated Special Warrants initiated by the Book Entry Only Participant through a book based registration system, including CDSX, shall constitute a representation to both the Corporation and the Special Warrant Agent that the beneficial owner at the time of exercise of such Uncertificated Special Warrants is either: i) (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Special Warrants on behalf of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Special Warrants in the United States , or ii) is original holder of Special Warrants issued from conversion of Subscription Receipts originally issued pursuant to Section 4(a)(2) of the 1933 Act and/or Regulation D thereunder and no exercise form need to be completed or, if the beneficial owner is a subsequent holder of the Special Warrants who is a U.S. Person, a person in the United States or otherwise subject to the 1933 Act, no person has paid or given any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exercise of the Special Warrants. If the CDS Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Uncertificated Special Warrants, then such Special Warrants shall be withdrawn from the book based registration system, including CDSX by the CDS Participant and an individually registered Special Warrant Certificate shall be issued by the Special Warrant Agent to such beneficial owner or CDS Participant and the exercise procedures set forth in Section 5.2(b) shall be followed.

(f)	A notice in form acceptable to the Book Entry Only Participant from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice to the Depository and for the Depository in turn to deliver written notice to the Special Warrant Agent prior to the Deemed Exercise Date. The Depository will initiate the exercise by way of the Transaction Instruction and the Special Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Underlying Securities to which the exercising Special Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Special Warrants and/or the Book Entry Only Participant exercising the Special Warrants on its behalf.
(g)	By causing a Book Entry Only Participant to deliver notice to the Depository, a Special Warrantholder shall be deemed to have irrevocably surrendered his or her Special Warrants so exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Underlying Securities in connection with the obligations arising from such exercise.
(h)	Any notice which the Depository determines to be incomplete, not in proper form, or not duly-executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Special Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or Special Warrant Agent to the Book Entry Only Participant or the Special Warrantholder.

(i)	Any exercise form referred to in this Section 5.2 shall be signed by the registered Special Warrantholder, or its executors or administrators or other legal representatives or an attorney of the registered Special Warrantholder, duly appointed by an instrument in writing satisfactory to the Special Warrant Agent but such exercise form need not be executed by the Depository.
(j)	Any exercise referred to in this Section 5.2 shall require that the original exercise form or other Transaction Instruction executed by the registered Special Warrantholder or the Depository as the case may be must be received by the Special Warrant Agent prior to the Deemed Exercise Date, as applicable.
(k)	If the form of exercise notice set forth in the Special Warrant Certificate shall have been amended, the Corporation shall cause the amended exercise notice to be forwarded to all registered Special Warrantholders.
(l)	Exercise notices and Transaction Instructions must be delivered to the Special Warrant Agent at any time during the Special Warrant Agent’s actual business hours on any Business Day prior to the Deemed Exercise Date. Any exercise notice or Transaction Instruction received by the Special Warrant Agent after business hours on any Business Day other than the Deemed Exercise Date will be deemed to have been received by the Special Warrant Agent on the next following Business Day.

(m)	Any Special Warrant with respect to which an exercise form or a Transaction Instruction, as applicable is not received by the Special Warrant Agent before the Deemed Exercise Time on the Deemed Exercise Date shall be deemed to have expired and become void and all rights with respect to such Special Warrants shall terminate and be cancelled except for the right to receive an Underlying Security in accordance with Section 5.3 of this Indenture.
(n)	Within three Business Days after the date of due exercise of a Special Warrant, the Special Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Special Warrant is registered or to such address as the Corporation or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the exercise of a Special Warrant or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Common Shares subscribed for, or any other appropriate evidence of the issuance of Common Shares to such person or persons in respect of Common Shares issued under the book entry registration system.
(o)	If any Underlying Securities subscribed for are to be issued to a person or persons other than the Special Warrantholder, the Special Warrantholder must pay to the Corporation or to the Special Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificates evidencing any Underlying Securities unless or until that amount has been so paid or the Special Warrantholder has established to the satisfaction of the Corporation that the taxes and charges have been paid or that no taxes or charges are owing.

(p)	Voluntary exercise, at a time when the Corporation has not filed the Prospectus Supplement or the Corporation has filed the Prospectus Supplement but the Prospectus Supplement has not been delivered to the Special Warrantholder, is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and is further subject to the Special Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Corporation or the Special Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Special Warrants pursuant to this Section 5.2, there remain restrictions on resale under applicable securities legislation on the Underlying Securities so acquired, the Corporation may, if required on the advice of counsel, endorse the certificates representing the Underlying Securities or make such other notation with respect to those restrictions.

The exercise form attached to the Special Warrant Certificate shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the Special Warrantholder, his executor, administrator or other legal representative of such holder’s attorney duly appointed.

Exercise forms must be delivered to the Special Warrant Agent at any time during the Special Warrant Agent's actual business hours on any Business Day prior to the Deemed Exercise Time. Any exercise notice received by the Special Warrant Agent after business hours on any Business Day other than the Deemed Exercise Time will be deemed to have been received by the Special Warrant Agent on the next following Business Day.

5.3	Deemed Exercise of Special Warrants

All Special Warrants not exercised by the Special Warrantholders pursuant to Section 5.2 prior to the Deemed Exercise Time will be deemed to have been exercised immediately prior to the Deemed Exercise Time and surrendered by the Special Warrantholders without any further action on the part of the Special Warrantholders. In that event, the Special Warrant Agent shall, (i) in respect of the CDS Global Warrants, immediately deliver in uncertificated form to the Depository through the book entry registration system, the Underlying Securities issued upon deemed exercise of the Special Warrants and the Corporation will direct the Depository to receive the Underlying Securities through the book entry only system; and (ii) in respect of the Special Warrant Certificates, mail within three Business Days, one or more certificates representing the Underlying Securities issued upon deemed exercise of the Special Warrants, registered in the name of the Special Warrantholders, to the addresses of the Special Warrantholders as specified in the register for the Special Warrants or to such address as the Corporation or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the Deemed Exercise Time.

5.4	Effect of Exercise of Special Warrants
(a)	Subject to subsection (b), on exercise or deemed exercise of a Special Warrant, the Corporation shall cause to be issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Underlying Securities so subscribed for are to be issued as specified in the exercise form, in the case of voluntary exercise, or Subscription Agreement, in the case of deemed exercise or (ii) in respect of CDS Global Warrants, the Depository, the number of Underlying Securities to be issued to such person or persons and such person or persons shall become a shareholder or shareholders of the Corporation in respect of the Underlying Securities with effect from the date on which the Special Warrant is exercised and shall be entitled to delivery of certificates evidencing the Underlying Securities, and the Corporation shall cause the certificates, or in the case of Underlying Securities issued under the book entry registration system, any other appropriate evidence of the issuance of Underlying Securities to be mailed by insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan which holds the Underlying Securities) at the address or addresses specified in the exercise form or Subscription Agreement, as the case may be, within three Business Days of the date on which the Special Warrant is exercised or deemed to be exercised.

(b)	Notwithstanding any provision herein contained to the contrary, the Corporation shall not be required to deliver certificates for Underlying Securities in any period while the share transfer registers of the Corporation are closed and, in the event of the exercise of any Special Warrant during any such period, the Underlying Securities subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Underlying Securities on the date on which such transfer registers are next reopened.
(c)	Upon any exercise or deemed exercise of the Special Warrants and issuance of Underlying Securities, the registered holder of the Underlying Securities so issued is deemed to have received the notice provided in Schedule “B” hereof.
5.5	Partial Exercise

Any Special Warrantholder may acquire a number of Underlying Securities less than the number of Underlying Securities which the holder is entitled to acquire pursuant to the surrendered Special Warrant Certificate(s). In the event of any exercise of a number of Special Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Special Warrant Certificates, the Special Warrantholder upon such exercise shall, in addition to the number of Underlying Securities acquired pursuant to the Special Warrants exercised, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate(s) and which were not then exercised.

5.6	Special Warrants Void After Exercise Time

After the exercise or deemed exercise of a Special Warrant as provided in this Article 5, the holder of a Special Warrant Certificate representing the Special Warrant so exercised no longer has any rights either under this Indenture or the Special Warrant Certificate, other than, the right to receive certificates or other evidence of ownership as provided herein representing the Underlying Securities and the Special Warrant is void and of no value or effect.

5.7	Fractions of Underlying Securities
(a)	Where a Special Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Special Warrants a fraction of an Underlying Security, such right may only be exercised in respect of such fraction in combination with another Special Warrant or other Special Warrants which in the aggregate entitle the Special Warrantholder to receive a whole number of Underlying Securities; and
(b)	If a Special Warrantholder is not able to, or elects not to, combine Special Warrants so as to be entitled to acquire a whole number of Underlying Securities, the Special Warrantholder may not exercise the right to acquire a fractional Underlying Security, and, as a result, has the right to acquire only that number of Underlying Securities equal to the next lowest whole number of Underlying Securities and no cash will be paid in lieu of any fractional Underlying Securities.

5.8	Accounting and Recording

The Special Warrant Agent shall promptly notify the Corporation with respect to Special Warrants exercised. The Special Warrant Agent shall record the particulars of the Special Warrants exercised which include the name or names and addresses of the persons who become holders of Underlying Securities on exercise pursuant to this Article 5 and the number of Underlying Securities issued. Within three Business Days of the exercise of each Special Warrant pursuant to Section 5.2, the Special Warrant Agent shall provide those particulars in writing to the Corporation.

5.9	Legending of Special Warrants and Underlying Securities
(a)	All Special Warrants and all securities issued in exchange therefor or in substitution thereof prior to the earlier of the Qualification Date and the date which is four months and one day following the Closing Date (and all certificates issued in exchange therefor or in substitution thereof, as applicable) will have the following legends endorsed thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2016.”

and, if applicable in accordance with the policies of the Toronto Stock Exchange:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 2, 2016.”

(b)	The Underlying Securities (and all securities issued in exchange therefor or in substitution thereof, as applicable), if issued before the date that is four months and one day from the Closing Date and prior to the Qualification Date, shall in addition to the legend above in (a), bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

provided that if, at any time, in the opinion of the Corporation’s counsel, such legends are no longer necessary or advisable under any applicable securities laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation and Special Warrant Agent with evidence satisfactory in form and substance to the Corporation and Special Warrant Agent (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legends are not required, such legended security may thereafter be surrendered to the Corporation in exchange for a security which does not bear such legend.

(c)	In addition to the legend set forth in subsection 5.9(a), certificates representing Special Warrants issued pursuant to conversion of any Subscription Receipts originally issued pursuant to Section 4(a)(2) of the 1933 Act and/or Regulation D thereunder, as well as all certificates issued in exchange for or in substitution of such certificates representing Special Warrants, shall bear the following additional legend:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON CONVERSION THEREOF HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.

THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Special Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is not subject to Rule 905 of Regulation S, the legends set forth above may be removed by providing an executed declaration to the Corporation, and to the Corporation’s registrar and transfer agent for Special Warrants, as the case may be, in substantially the form set forth as Schedule "C" with such changes as are appropriate to reflect the nature of the securities being sold (or as the Corporation may prescribe from time to time) and, with respect to Special Warrants, a broker’s affirmation in customary form, and, if requested by the Corporation or the transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Special Warrants are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation and transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent that such legend is no longer required under applicable requirements of the 1933 Act.

(d)	In addition to the legends set forth in subsections 5.9(a) and (b), certificates representing the Underlying Securities issued upon exercise of any Special Warrants bearing the legend set forth in section 5.9(c) issued pursuant to conversion of any Subscription Receipts originally issued pursuant to Section 4(a)(2) of the 1933 Act and/or Regulation D thereunder, as well as all certificates issued in exchange for or in substitution of such certificates representing Underlying Securities, shall bear the following additional legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.

THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE CORPORATION IN CONNECTION WITH A SALE OF THE SECURITIES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE, AN EXECUTED DECLARATION AND, IF REQUESTED BY THE CORPORATION OR THE TRANSFER AGENT, AN OPINION OF COUNSEL OF RECOGNIZED STANDING, EACH IN FORM SATISFACTORY TO THE TRANSFER AGENT OF THE CORPORATION AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Underlying Securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Corporation is not subject to Rule 905 of Regulation S, the legends set forth above may be removed by providing an executed declaration to the Corporation, and to the Corporation’s registrar and transfer agent for Underlying Securities, as the case may be, in substantially the form set forth as Schedule "C" with such changes as are appropriate to reflect the nature of the securities being sold (or as the Corporation may prescribe from time to time) and, with respect to Underlying Securities, a broker’s affirmation in customary form, and, if requested by the Corporation or the transfer agent, an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; and provided, further, that, if any Underlying Securities are being sold otherwise than in accordance with Regulation S and other than to the Corporation, the legend may be removed by delivery to the Corporation and transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation and the transfer agent that such legend is no longer required under applicable requirements of the 1933 Act.

The Special Warrant Agent shall be entitled to request any other documents that it may require in accordance with its internal policies of the removal of the legend set forth above

Notwithstanding any other provisions of this Agreement, in processing and registering transfers of Special Warrants, no duty or responsibility whatsoever shall rest upon the Special Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend contained in this subsection 5.9, or with the relevant securities laws or regulations, including, without limitation, Regulation S, and the Special Warrant Agent shall be entitled to assume that all transfers are legal and proper.

5.10	Securities Restrictions

Notwithstanding anything herein contained, in the event that the Special Warrants are exercised pursuant to and in accordance with the provisions of Section 5.2 prior to the filing of the Prospectus Supplement, the certificates representing the Underlying Securities thereby issued will bear such legends as may, in the opinion of counsel to the Corporation, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary in order to avoid violation of such laws, or the holder of any such legended certificates representing the Underlying Securities at the holder’s expense, provides the Corporation and the registrar and transfer agent of the Common Shares with evidence satisfactory in form and substance to the Corporation and the registrar and transfer agent of the Common Shares (which may include an opinion of counsel satisfactory to the Corporation and the registrar and transfer agent of the Common Shares) to the effect that such holder is entitled to sell or otherwise transfer such Underlying Securities in a transaction in which such legends are not required, such legended certificates representing Underlying Securities may thereafter be surrendered to the Special Warrant Agent in exchange for certificates which do not bear such legend.

Article 6
MEETINGS OF SPECIAL WARRANTHOLDERS

6.1	Definitions

In this Article 6 or otherwise in this Indenture:

(a)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.8;
(b)	“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 66 2/3% of the votes cast on such resolution; and
(c)	“Meeting” means a meeting of the Special Warrantholders in respect of any resolution including an Extraordinary Resolution.
6.2	Convening Meetings

The Special Warrant Agent or the Corporation may convene a Meeting at any time at the expense of the Corporation. Upon receipt of a written requisition signed in one or more counterparts by Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants, the Special Warrant Agent or the Corporation shall convene a Meeting, provided that, in the case of the Special Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Corporation or the Special Warrantholders for the costs of convening and holding a Meeting. If the Special Warrant Agent or the Corporation fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Special Warrantholders holding not less than 25% of the aggregate number of the then outstanding Special Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Special Warrantholders specify, provided that the Special Warrant Agent and Corporation receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3	Place of Meeting

Every Meeting must be held in Vancouver, British Columbia or at such other place that the Special Warrant Agent and Corporation approve, at a location specified by the Corporation.

6.4	Notice

The Special Warrant Agent or the Corporation, as the case may be, shall give written notice of each Meeting to each Special Warrantholder, the Special Warrant Agent (unless the Meeting has been called by the Special Warrant Agent) and the Corporation (unless the Meeting has been called by the Corporation) in the manner specified in Article 9 at least 10 calendar days before the date of the Meeting. The Special Warrant Agent shall give written notice of each Adjourned Meeting to each Special Warrantholder in the manner specified in Article 9 at least seven calendar days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Special Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Special Warrant Agent or the Corporation, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Special Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5	Persons Entitled to Attend

The Corporation may and the Special Warrant Agent shall, each by its authorized representatives including directors, officers, employees, and agents, attend every Meeting and Adjourned Meeting but neither the Corporation nor the Special Warrant Agent has the right to vote unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder. The legal advisors of the Corporation, the Special Warrant Agent, and any Special Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Special Warrantholder.

6.6	Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy, not less than 25% of the aggregate number of the then outstanding Special Warrants.

6.7	Chairman

The Special Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Special Warrantholders present in person or represented by proxy shall choose one of their number to be chairman. The chairman may vote any Special Warrants for which he or she is the registered holder.

6.8	Power to Adjourn

The chairman of any Meeting at which a quorum of the Special Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9	Adjourned Meeting

If a quorum of the Special Warrantholders shall not be present within 30 minutes from the time fixed for holding any Meeting, the Meeting, if summoned by the Special Warrantholders or on a Special Warrantholders’ request, shall be dissolved; but in any other case the Meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at a place determined in accordance with Section 6.3, and at a time specified by the chairman and no notice of the adjournment need be given. Any business may be brought before or dealt with at an Adjourned Meeting which might have been dealt with at the original Meeting in accordance with the notice calling the same. No business shall be transacted at any Meeting unless a quorum is present at the commencement of the Meeting. At the Adjourned Meeting the Special Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that they may not hold at least 25% of the aggregate number of the then outstanding Special Warrants.

6.10	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands, each Special Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Special Warrant then outstanding of which such Special Warrantholder is the registered owner.

6.11	Poll

When requested by a Special Warrantholder acting in person or by the proxy representing the Special Warrantholder and holding in the aggregate at least 5% of the aggregate number of the then outstanding Special Warrants, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Special Warrantholder or person representing a Special Warrantholder by proxy shall be entitled to one vote for every Special Warrant of which he is the registered holder or of which the person being represented by proxy is the registered holder, as the case may be. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Special Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Special Warrants of which they are joint registered holders.

6.12	Regulations

Subject to the provisions of this Indenture, the Special Warrant Agent, or the Corporation with the approval of the Special Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Special Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Special Warrantholder;
(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;
(d)	the form of the instrument of proxy; and
(e)	any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation shall be valid and counted. The Special Warrant Agent may permit Special Warrantholders to make proof of ownership in the manner the Special Warrant Agent approves.

6.13	Powers of Special Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Special Warrantholders may:

(a)	agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Special Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Special Warrant Agent in its capacity as agent hereunder, subject to the consent of the Special Warrant Agent, or on behalf of the Special Warrantholders against the Corporation, which has been agreed to by the Corporation;
(b)	direct and authorize the Special Warrant Agent to exercise any power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such power, right, remedy, or authority;
(c)	direct the Special Warrant Agent to enforce any covenant or obligation on the part of the Corporation contained in this Indenture or to waive any default by the Corporation in compliance with any provision of this Indenture either unconditionally or upon any conditions specified in such resolution;
(d)	assent to any change in or omission from the provisions contained in this Indenture or the Special Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Corporation, and to authorize the Special Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;
(e)	without limiting the generality of Sections 6.13(a) and (c), assent to an extension of time thereunder;

(f)	with the consent of the Corporation, remove the Special Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Special Warrant Agent so removed;
(g)	upon the Special Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Special Warrant Agent to enforce any covenant of the Corporation contained in this Indenture or the Special Warrant Certificates, or to enforce any right of the Special Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;
(h)	restrain any Special Warrantholder from instituting or continuing any suit or proceeding against the Corporation for the enforcement of a covenant on the part of the Corporation contained in this Indenture or any of the rights conferred upon the Special Warrantholders as set out in this Indenture or the Special Warrant Certificates;
(i)	direct a Special Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Special Warrantholder in connection therewith;
(j)	subject to subsection 11.4 of this Indenture, waive and direct the Special Warrant Agent to waive a default by the Corporation in complying with any of the provisions of this Indenture or the Special Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;
(k)	assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or
(l)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.
6.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Special Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15	Minutes of Meetings

The Special Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Corporation and shall make available those minutes and records at the office of the Special Warrant Agent for inspection by a Special Warrantholder or his authorized representative and the Underwriters at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Special Warrantholders holding not less than a majority of the Special Warrants outstanding in the case of an ordinary resolution, or not less than 66⅔% of the Special Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17	Binding Effect

A resolution of the Special Warrantholders passed pursuant to this Article 6 is binding upon all Special Warrantholders. Upon the passing of a Special Warrantholders’ resolution at a meeting of the Special Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Corporation to the Special Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Special Warrantholders, the Special Warrant Agent is entitled to and shall give effect thereto.

6.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Special Warrantholders are present at a Meeting for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded. The Corporation will provide the Special Warrant Agent with, upon request, a certificate of the Corporation detailing their holdings and those of their subsidiaries and the various registrations.

6.19	Corporation, Special Warrant Agent and Underwriters May be Represented

The Corporation, the Special Warrant Agent and the Underwriters, by their respective directors, officers and employees and counsel to the Corporation, the Special Warrant Agent and the Underwriters, may attend any Meeting, but shall have no vote as such unless they are acting in their capacity as a Special Warrantholder or a proxy for a Special Warrantholder.

Article 7
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation shall, when authorized by the directors of the Corporation, and the Special Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Corporation and the Special Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;
(b)	adding to the covenants of the Corporation in this Indenture for the protection of the Special Warrantholders;
(c)	evidencing any succession (or successive successions) of other companies to the Corporation and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;
(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;
(e)	making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, prejudicial to the interests of the Special Warrantholders;
(f)	giving effect to an Extraordinary Resolution;
(g)	rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrantholders are not prejudiced thereby and provided that the Special Warrant Agent may in its discretion decline to enter into any such supplemental indenture which in its opinion, relying on the opinion of Counsel, may not afford adequate protection to the Special Warrant Agent when the same will become operative;
(h)	adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates of different denominations, and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(i)	for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion the Special Warrant Agent, relying on the opinion of Counsel, the rights of the Special Warrant Agent, acting on the advice of Counsel, and the Special Warrantholders are in no way prejudiced thereby; or
(j)	providing for the issuance of additional Special Warrants hereunder and any consequential amendments hereto as may be required by the Special Warrant Agent, provided the same are not prejudicial to the interests of the Special Warrantholders, based on the opinion of Counsel.
7.2	Corporation May Consolidate, etc. on Certain Terms

Subject to Sections 3.14 and 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Corporation as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Corporation as an entirety in circumstances resulting in the Special Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Corporation are assumed by the successor body corporate. The Special Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of Counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3	Successor Body Corporate Substituted

Where the Corporation, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Corporation as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Corporation has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Corporation hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Special Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

Article 8
CONCERNING THE SPECIAL WARRANT AGENT

8.1	Duties of Special Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Special Warrant Agent shall act honestly and in good faith with a view to the best interests of the Special Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Special Warrant Agent from, or require any other person to indemnify the Special Warrant Agent against, any liability for its own gross negligence, wilful misconduct or fraud.

8.2	Action by Special Warrant Agent

The Special Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3	Certificate of the Corporation

If, in the administration of the trusts of this Indenture, the Special Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Special Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting, and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Special Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate. In addition to the reports, certificates, opinions, and other evidence required by this Indenture, the Corporation shall furnish to the Special Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation, under Section 8.6, or as the Special Warrant Agent may reasonably require by written notice to the Corporation. Whenever Applicable Legislation requires that evidence referred to in this Section 8.3 be in the form of a statutory declaration, the Special Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chairman of the Board and Chief Executive Officer, President or Chief Financial Officer of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

8.4	Special Warrant Agent May Employ Experts

The Special Warrant Agent may, at the Corporation’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Corporation shall reimburse the Special Warrant Agent for all disbursements, costs and expenses made or incurred by the Special Warrant Agent in the discharge of its duties and in the management of the trusts hereunder. The Special Warrant Agent may rely upon and act upon, and shall be protected from relying and acting upon, the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Special Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Special Warrant Agent in good faith.

8.5	Resignation and Replacement of Special Warrant Agent
(a)	The Special Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Corporation and the Special Warrantholders written notice at least 60 calendar days, or such shorter time period if acceptable to the Special Warrant Agent, the Corporation and the Special Warrantholders, before the effective date of the resignation. If the Special Warrant Agent resigns, or becomes incapable of acting hereunder, the Corporation shall forthwith appoint in writing a new trustee, unless a new Special Warrant Agent has already been appointed by the Special Warrantholders.
(b)	Failing such appointment by the Corporation or by the Special Warrantholders by Extraordinary Resolution, the retiring Special Warrant Agent, at the expense of the Corporation, or any Special Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new trustee. The Special Warrantholders may, by Extraordinary Resolution, remove the Special Warrant Agent (including a trustee appointed by the Corporation or by a Judge as aforesaid) and appoint a new trustee.
(c)	Any new Special Warrant Agent appointed under the provisions of this Section 8.5 shall be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by Applicable Legislation of any other province, in such other province.
(d)	On any new appointment, the new Special Warrant Agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Special Warrant Agent without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties, and responsibilities of the new Special Warrant Agent, provided that, any resignation or removal of the Special Warrant Agent and appointment of the successor Special Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Special Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Special Warrant Agent an appropriate instrument transferring to such successor Special Warrant Agent all rights and powers of the Special Warrant Agent hereunder.

(e)	On the appointment of a new Special Warrant Agent, the Corporation will promptly give notice thereof to the Special Warrantholders.
(f)	Any Special Warrant Certificates certified but not delivered by a predecessor Special Warrant Agent may be certified by the successor Special Warrant Agent in the name of the predecessor or successor Special Warrant Agent.

(g)	Any corporation into which the Special Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Special Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Special Warrant Agent shall be the successor to the Special Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Special Warrant Agent.
8.6	Indenture Legislation

The Corporation and the Special Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7	Notice

The Special Warrant Agent shall not be bound to give any notice or do or take any act, action, or proceeding by virtue of the powers conferred on it hereby unless and until it shall have required so to do under the terms hereof; nor shall the Special Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Special Warrant Agent and in the absence of any such notice the Special Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained herein. Any such notice will in no way limit any discretion herein given the Special Warrant Agent to determine whether or not the Special Warrant Agent will take action with respect to any default. The Special Warrant Agent shall not be bound to give notice to any person of execution hereof.

8.8	Use of Proceeds

The Special Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder.

8.9	No Inquiries

In the exercise of any right or duty hereunder the Special Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Special Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Special Warrant Agent, if such evidence complies with Applicable Legislation and the Special Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Special Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Proof of execution of any document or instrument in writing by a holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Special Warrant Agent considers adequate. The Special Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation’s covenants hereunder.

8.10	Actions by Special Warrant Agent to Protect Interest

The Special Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrantholders.

8.11	Special Warrant Agent Not Required to Give Security

The Special Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.12	No Conflict of Interest

The Special Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Special Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Special Warrant Agent shall, within 30 calendar days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13	Special Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Special Warrant Agent (and its officers, directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Special Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Special Warrantholders hereunder, is conditional upon Special Warrantholders furnishing, when required in writing so to do by the Special Warrant Agent, an indemnity reasonably satisfactory to the Special Warrant Agent and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Special Warrant Agent to protect and hold harmless the Special Warrant Agent against any costs, charges, expenses, loss, damage or liability by reason thereof. The Special Warrant Agent may, before commencing or at any time during the continuance of any such act, action, or proceeding, require the Special Warrantholders at whose instance it is acting to deposit with the Special Warrant Agent the Special Warrants held by them, for which Special Warrants the Special Warrant Agent shall issue receipts.

8.14	Special Warrant Agent May Deal in Instruments

The Special Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Corporation and in the Special Warrants and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

8.15	Recitals or Statements of Fact Made by Corporation

Except for the representations contained in Sections 8.12 and 8.19 subject to the provisions hereof, the Special Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Special Warrant Certificates and is not required to verify the same, but all such statements and recitals are and are deemed to have been made by the Corporation only.

8.16	Special Warrant Agent’s Discretion Absolute

The Special Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17	No Representations as to Validity

The Special Warrant Agent is not:

(a)	under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.4(a) and Section 2.8 hereof) in respect of the validity or the execution of any Special Warrant Certificate;
(b)	under any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;
(c)	responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any Special Warrant Certificate and will not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee, or agent of the Corporation; or

(d)	by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Special Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Corporation and not upon the Special Warrant Agent and the failure of the Corporation to discharge any such duty and responsibility does not in any way render the Special Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18	Acceptance of Trusts

The Special Warrant Agent hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19	Special Warrant Agent’s Authority to Carry on Business

The Special Warrant Agent represents to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in British Columbia. If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Special Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Special Warrant Agent shall, within 30 calendar days after ceasing to be authorized to carry on such business in British Columbia, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.20	Indemnification of Special Warrant Agent

Without limiting any protection or indemnity of the Special Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Special Warrant Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Special Warrant Agent. This provision shall survive the resignation or removal of the Special Warrant Agent, or the termination of this Indenture. In the absence of gross negligence, wilful misconduct, or fraud on its part, the Special Warrant Agent will not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in performance of its duties under this Indenture. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Special Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. The Special Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Special Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21	Performance of Covenants by Special Warrant Agent

If the Corporation fails to perform any of its covenants contained in this Indenture, then the Corporation will notify the Special Warrant Agent in writing of such failure and, upon receipt by the Special Warrant Agent of such notice, the Special Warrant Agent will notify the Special Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Special Warrantholders of such performance by it. All sums expended or disbursed by the Special Warrant Agent in so doing shall be reimbursed as provided in Section 3.12. No such performance, expenditure or disbursement by the Special Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

8.22	Third Party Interests

Each party to this Indenture hereby represents to the Special Warrant Agent that any account to be opened by, or interest to held by the Special Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Special Warrant Agent’s prescribed form as to the particulars of such third party.

8.23	Not Bound to Act

The Special Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Special Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Special Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money laundering, anti-terrorist legislation, or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 calendar days’ written notice to the Corporation, provided (i) that the Special Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Special Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

8.24	Not Appointed Receiver

The Special Warrant Agent and any person related to the Special Warrant Agent will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Article 9
NOTICES

9.1	Notice to Corporation, Special Warrant Agent and Underwriters

Any notice to the Corporation, Special Warrant Agent or Underwriters under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by facsimile:

(a)	to the Corporation at:

Merus Labs International Inc.
100 Wellington St. West
Suite 2110, P.O. Box 151
Toronto, ON M5K 1H1

Attention: Barry Fishman
Fax: (416) 593-4434

with a copy to (which shall not constitute notice):

McMillan LLP
Royal Centre, 1055 W. Georgia Street, Suite 1500
PO Box 11117
Vancouver, BC V6E 4N7

Attention: Michael Taylor
Fax: (604) 685-7084

(b)	to the Special Warrant Agent at:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Canada

Attention: General Manager, Corporate Trust
Email: corporatetrust.vancouver@computershare.com

(c)	to the Underwriters at (which shall not constitute notice):

Canaccord Genuity Corp.
161 Bay Street, Suite 3000
Toronto, Ontario M5J 2S1

Facsimile: (416) 869-3876
Attention: Steve Winokur

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Canada

Attention: Martin Langlois
Facsimile: (416) 947-0866

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(d)	on a day which is not a business day in the place to which it was sent; or
(e)	after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.

The Corporation or the Special Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Special Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2	Notice to Special Warrantholders

Any notice to the Special Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Special Warrantholder at its address appearing on the register of Special Warrants kept by the Special Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon. All notices may be given to whichever one of the Special Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Special Warrantholders of and any other persons (if any) interested in such Special Warrants.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Special Warrantholders by the Special Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Special Warrant Agent may require. Any notice given to Special Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Special Warrantholders shall be concurrently provided to the Underwriters in the manner specified in Section 9.1.

Article 10
POWER OF BOARD OF DIRECTORS

10.1	Board of Directors

In this Indenture, where the Corporation is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Corporation, by any duly appointed committee of the directors of the Corporation or by those officers of the Corporation authorized to exercise such acts.

Article 11
MISCELLANEOUS PROVISIONS

11.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2	Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4	Waiver of Default

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)	the holders of not less than 50% of the Special Warrants plus one Special Warrant then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution created under Article 6) by requisition in writing to instruct the Special Warrant Agent to waive any default hereunder and the Special Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or
(b)	the Special Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Special Warrant Agent may deem advisable, if, in the Special Warrant Agent’s opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Special Warrant Agent or of the Special Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Special Warrant Agent or of the Special Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5	Immunity of Shareholders

Subject to the contractual right of action given by the Corporation to the Special Warrantholders in the subscription agreements between the Corporation and the purchasers of the Special Warrants, given in Section 3.7 herein and to be contained in the Prospectus Supplement, and subject to any other rights or remedies available to the Special Warrantholders under applicable securities legislation or otherwise, the Special Warrant Agent and, by the acceptance of the Special Warrant Certificate or other evidence of ownership in the case of Uncertificated Special Warrants and as part of the consideration for the issue of the Special Warrants, the Special Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor corporation on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Special Warrant Certificates.

11.6	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

11.7	Suits by Special Warrantholders
(a)	No Special Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Special Warrantholders by Extraordinary Resolution have made a request to the Special Warrant Agent and the Special Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Special Warrantholders or any of them have furnished to the Special Warrant Agent, when so requested by the Special Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Special Warrant Agent has failed to act within a reasonable time or the Special Warrant Agent has failed to actively pursue any such act or proceeding.
(b)	Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Special Warrantholder by the terms of a Special Warrant may be enforced by such Special Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Special Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholders from time to time.
11.8	Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.9	U.S. Securities and Exchange Commission Certification

The Corporation confirms that it has either (i) a class of securities registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended (the "Act”); or (ii) a reporting obligation pursuant to Section 15(d) of the Act, and has provided the Subscription Receipt Agent with an Officers’ Certificate (in a form provided by the Subscription Receipt Agent certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Corporation covenants that in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Act, the Corporation shall promptly notify the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that Computershare is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC.

11.10	Privacy Matters

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;
(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;
(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and
(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.11	Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

11.12	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

11.13	Satisfaction and Discharge of Indenture

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Special Warrant Agent for exercise, cancellation or destruction all Special Warrants certified hereunder; or
(b)	the Deemed Exercise Date;

and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Special Warrant Agent) shall cease to be of further effect and the Special Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Special Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Special Warrant Agent of the fees and other remuneration payable to the Special Warrant Agent, the Special Warrant Agent shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Special Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.14	Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Special Warrantholders

Nothing in this Indenture or the Special Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Special Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholders.

11.15	Further Assurances

Each of the parties hereto, including the Corporation, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

11.16	Formal Date and Effective Date

For the purpose of convenience, this Indenture is referred to as bearing the formal date of March 1, 2016; however, notwithstanding such formal date, this Indenture becomes effective as between the Corporation and any particular Special Warrantholder upon the date of issuance of a Special Warrant Certificate to such Special Warrantholder.

[Remainder of page intentionally left blank. Signature page follows.]

MERUS LABS INTERNATIONAL INC.

Per:	(Signed) “Andrew Patient”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed) “Alice Kollen” Corporate Trust Officer
Authorized Signatory

Per:	(Signed) “Nicole Clement” General Manager
Authorized Signatory

(Signature Page - Special Warrant Indenture)

Schedule "A"

FORM OF SPECIAL WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 2, 2016.

[IF APPLICABLE] WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 2, 2016.

[Note: Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Company may prescribe from time to time:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MERUS LABS INTERNATIONAL INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[Note: The legend below need only be endorsed on the special warrant certificate or deemed to be endorsed on each CDS Global Warrant issued to or for the account or benefit of a U.S. Person or person in the United States:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON CONVERSION THEREOF HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MERUS LABS INTERNATIONAL INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, AFTER THE HOLDER HAS, IN THE CASE OF (C) OR (D) ABOVE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.

THE SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

SPECIAL WARRANT CERTIFICATE

MERUS LABS INTERNATIONAL INC.
(a corporation existing under the laws of British Columbia)

No. CUSIP NO:	«Number» SPECIAL WARRANTS entitling the holder to acquire one Common Share for each Special Warrant, subject to adjustment as set out below

THIS IS TO CERTIFY that, for value received, «Name» (the “Special Warrantholder”) is the registered holder of the number of special warrants (the “Special Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below) the number of common shares (the “Underlying Securities”) of Merus Labs International Inc. (the “Corporation”) as is equal to the number of Special Warrants represented hereby (subject to adjustment as set out below and in the Indenture), all without payment of any consideration.

The Special Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of March 1, 2016 between the Corporation and Computershare Trust Company of Canada (the “Special Warrant Agent”) (which expression includes any successor trustee appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which such Special Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Special Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Special Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Corporation will furnish to the holder of this Special Warrant Certificate, upon request and without charge, a copy of the Indenture.

Unless earlier converted pursuant to a voluntary exercise by the holder thereof, the Special Warrants represented by this Special Warrant Certificate will be deemed to be automatically exercised at 4:00 p.m. (Toronto time) on the earlier of:

(i)	the deemed exercise date provided for in an exercise notice to be provided by the Corporation to the Special Warrant Agent following the date on which the Corporation has filed a prospectus supplement (the “Prospectus Supplement”) to the Corporation’s base shelf prospectus dated October 30, 2015 qualifying the distribution of the Underlying Securities issuable upon exercise or deemed exercise of the Special Warrants in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the “Designated Provinces”), provided that such date shall be no later than the third Business Day after the filing of the Prospectus Supplement; and

(ii)	July 2, 2016,

(the “Deemed Exercise Time”).

If any Special Warrants have not been voluntarily exercised by the holders thereof prior to the Deemed Exercise Time, then such Special Warrants will be deemed to have been exercised, delivered and surrendered by the holder thereof immediately prior to the Deemed Exercise Time without any further action on the part of the holder.

The Corporation will use its commercially reasonable best efforts to file the Prospectus Supplement on or before 4:00 p.m. (Toronto time) on April 22, 2016.

The holder of this Special Warrant Certificate may, at any time before the Deemed Exercise Time, exercise all or any number of the Special Warrants represented hereby, by surrendering to the Special Warrant Agent a Special Warrant Certificate or Special Warrant Certificates representing the number of Special Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix “1” hereto in accordance with the instructions contained in Appendix “3” attached hereto. Any such exercise, at a time when the Corporation has not filed the Prospectus Supplement or the Prospectus Supplement has not been delivered to the Special Warrantholder, is subject to compliance with, and may be restricted by, Applicable Legislation. If, at the time of the exercise of the Special Warrants, there remain restrictions on resale under Applicable Legislation on the Underlying Securities acquired, the Corporation may endorse the certificates representing the Underlying Securities acquired with respect to such resale restrictions.

The Underlying Securities in respect of which the Special Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Special Warrantholder will be deemed to have become the holder of record of such Underlying Securities.

After the exercise or deemed exercise of Special Warrants, the Special Warrant Agent shall within three Business Days of such exercise or deemed exercise cause to be mailed or delivered to each Special Warrantholder at its address specified in the register for the Special Warrants maintained by the Special Warrant Agent or to such address as the Corporation or Special Warrantholder may specify in writing to the Special Warrant Agent prior to the exercise or deemed exercise of such Special Warrants, certificates for the appropriate number of Underlying Securities issuable in respect of such Special Warrants, not exceeding those which such Special Warrantholder is entitled to acquire pursuant to the Special Warrants so exercised. If the holder of this Special Warrant Certificate exercises some but not all of the Special Warrants represented hereby, he or she will be entitled to receive, without charge, a new Special Warrant Certificate representing the unexercised number of the Special Warrants represented hereby.

The holder of this Special Warrant Certificate may at any time up to the Deemed Exercise Time, upon written instruction delivered to the Special Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Special Warrant Certificate for other Special Warrant Certificates evidencing Special Warrants entitling the holder to acquire in the aggregate the same number of Underlying Securities as may be acquired under this Special Warrant Certificate.

The number of Underlying Securities which may be acquired by a Special Warrantholder upon exercise of Special Warrants is also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Corporation.

The holding of the Special Warrants evidenced by this Special Warrant Certificate does not constitute the Special Warrantholder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Indenture.

The Special Warrants may only be transferred by the Special Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Special Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Special Warrant Agent’s Vancouver office a duly executed Form of Transfer attached as Appendix “2” hereto and complying with such other reasonable requirements as the Corporation and the Special Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Special Warrant Agent.

The holder understands and acknowledges that the Special Warrants and Underlying Securities issuable hereunder upon exercise of the Special Warrants (together, the “Securities”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States, and that Special Warrants originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person are, and any Securities issued upon exercise of such Special Warrants will be, “restricted securities” within the meaning of Rule 144(a)(3) of the 1933 Act. “United States” and “U.S. person” have the respective meanings assigned in Regulation S (“Regulation S”) under the 1933 Act.

The holder understands that the Special Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. Person or a person in the United States, and the Securities issuable upon exercise of such Special Warrants may not be delivered within the United States, unless such Securities are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available.

This Special Warrant Certificate shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

After the exercise or deemed exercise of any of the Special Warrants represented by this Special Warrant Certificate, the Special Warrantholder shall no longer have any rights under either the Indenture or this Special Warrant Certificate with respect to such Special Warrants, other than the right to receive certificates representing the Underlying Securities issuable on the exercise of those Special Warrants, and those Special Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Special Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Special Warrantholders holding a specified percentage of the Special Warrants.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be executed and the Special Warrant Agent has caused this Special Warrant Certificate to be countersigned by its duly authorized officers as of this _____ day of ________________, 2016.

MERUS LABS INTERNATIONAL INC.

Per:
Authorized Signatory

COUNTERSIGNED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

APPENDIX “1”
SPECIAL WARRANT CERTIFICATE - EXERCISE FORM

TO: MERUS LABS INTERNATIONAL INC. (the “Corporation”)

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents, warrants and certifies that (one of the following must be checked):

A. □ that the beneficial owner at the time of exercise of such Special Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Special Warrants on behalf of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Special Warrants in the United States;

B. □ the beneficial owner is original holder of Special Warrants issued from conversion of Subscription Receipts originally issued pursuant to Section 4(a)(2) of the 1933 Act and/or Regulation D thereunder or, if the beneficial owner is a subsequent holder of the Special Warrants who is a U.S. Person, a person in the United States or otherwise subject to the 1933 Act, no person has paid or given any commission or other remuneration within the meaning of Section 3(a)(9) of the 1933 Act to any person, directly or indirectly, for soliciting the exercise of the Special Warrants.

1.	The undersigned hereby irrevocably subscribes for and exercises the right to acquire:

_______________ Common Shares of the Corporation (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Special Warrant Certificate) according to the provisions of the Indenture referenced in the accompanying Special Warrant Certificate.

2.	The Common Shares (or other securities or property) are to be registered as follows:
Name:
(Print clearly)

Address in full:

Number of Common Shares:

3.	Such securities should be sent by courier to:

Name:
(Print clearly)

Address in full:

If the number of Special Warrants exercised is less than the number of Special Warrants represented hereby, the undersigned requests that the new Special Warrant Certificate representing the balance of the Special Warrants be registered in the name of the undersigned and should be sent by courier to:

Name:
(Print clearly)

Address in full:

The undersigned understands that upon the exercise of Special Warrants issued in the United States or to, or for the account or benefit of, a “U.S. person” or a person in the United States, which bear the legend in section 5.9 (c ) of the Special Warrant Indenture, the Underlying Securities will bear a legend as stated in section 5.9(d) of the Special Warrant Indenture and continue to be “restricted securities” within the meaning of 144(a)(3) of Rule 144 under the 1933 Act and may be offered, sold or otherwise transferred only (i) to the Corporation, or (ii) outside of the United States in accordance with Rule 904 of Regulation S under the 1933 Act, and in each case in compliance with applicable state or foreign laws.

DATED at ______________________, _______________________, this _____ day of __________________, 20___.

Signature Witnessed or Guaranteed (See instructions to Special Warrantholders in Appendix “3”)	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)

Name of Special Warrantholder:

Address (Please print):

Notes to Special Warrantholders:

(1)	In order to voluntarily exercise the Special Warrants represented by this certificate, prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate. Refer to the instructions to Special Warrantholders attached as Appendix “3” to this Special Warrant Certificate.

(2)	The signature(s) must be guaranteed by a Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.
(3)	The Common Shares issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends that effect.

APPENDIX “2”
SPECIAL WARRANT CERTIFICATE - FORM OF TRANSFER

TO: MERUS LABS INTERNATIONAL INC. (the “Corporation”)

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) _________________ (the “Transferee”), of ___________________________________ (residential address) _____________ Special Warrants of Merus Labs International Inc. registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints • as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

In the case of a Special Warrant Certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐ (A) the transfer is being made only to the Corporation; or

☐ (B) the transfer is being made outside the United States in accordance with Rule 94 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “C” to the Special Warrant Indenture, and if required, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Special Warrant Agent Agent to such effect; or

☐ (C) the transfer is being made in accordance with Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, and the holder has provided herewith an opinion of counsel of recognized standing, reasonably satisfactory in form and substance to the Corporation and the Special Warrant Agent to the effect that such transfer is being made in compliance with Rule 144.

In the case of a Special Warrant Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a U.S. Person or to a person in the United States, the undersigned hereby represents, warrants and certifies that the transfer of the Special Warrants is being completed pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws, in which case the undersigned has furnished to the Corporation and the Special Warrant Agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation and the Special Warrant Agent to such effect and acknowledges that a U.S. restrictive legend will be endorsed on the certificate issued to the transferee in the manner provided for in the Special Warrant Indenture.

☐ If transfer is to a U.S. Person, check this box.

Signature Guaranteed (See instructions to Special Warrantholders in Appendix “3”)	(Signature of Special Warrantholder, to be the same as appears on the face of this Special Warrant Certificate)

Name of Special Warrantholder:
Address (Please print):

REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

Note to Special Warrantholders:

(1)	In order to transfer the Special Warrants represented by this Special Warrant Certificate, this transfer form must be delivered to the Special Warrant Agent, together with this Special Warrant Certificate.
(2)	The signature(s) must be guaranteed by a Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.
(3)	The Common Shares issued on exercise prior to the Deemed Exercise Time will be subject to restrictions on resale under applicable securities legislation and will be endorsed with legends that effect.
(4)	The transfer of Special Warrants bearing the legend stated in section 5.9 ( c ) of the Special Warrant Indenture may be made only as provided above.

REASON FOR TRANSFER - FOR US RESIDENTS ONLY

Consistent with US IRS regulations, Computershare is required to request cost basis information from US security holders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

APPENDIX “3”
SPECIAL WARRANT CERTIFICATE - INSTRUCTIONS TO SPECIAL WARRANTHOLDERS

TO EXERCISE:

If the Special Warrantholder voluntarily exercises Special Warrants prior to the Deemed Exercise Time pursuant to section 5.2 of the Indenture, it must complete, sign and deliver:

(a)	the Exercise Form, attached as Appendix “1”; and
(b)	the Special Warrant Certificates,

to the Special Warrant Agent indicating the number of Underlying Securities to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Special Warrantholder wishes to transfer Special Warrants, then the Special Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix “2”; and
(b)	the Special Warrant Certificates;

to the Special Warrant Agent indicating the number of Special Warrants to be transferred.

If the Special Warrant Certificate is transferred, the Special Warrantholder’s signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Special Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Special Warrant Agent.

The name and address of the Special Warrant Agent is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street,
Vancouver, BC V6C 3B9
Canada

Attention: General Manager, Corporate Trust
Facsimile: •
Email: corporatetrust.vancouver@computershare.com

Schedule "B"

NOTICE

Reference is made to the Special Warrant Indenture (the “Indenture”) dated March 1, 2016 between Merus Labs International Inc. (the “Corporation”) and Computershare Trust Company of Canada, as Special Warrant Agent. All capitalized terms not used but not defined herein shall have the meaning ascribed thereto in the Indenture. The Corporation, a corporation existing under the laws of the Province of British Columbia, hereby gives notice to the registered holder of the Underlying Securities issued upon exercise or deemed exercise of Special Warrants in accordance with the terms of the Indenture of the following:

(a)	the Underlying Securities so issued upon the exercise or deemed exercise of the Special Warrants have been issued to (i) in respect of Special Warrants that are not CDS Global Warrants, the person or persons in whose name or names the Underlying Securities so subscribed for are to be issued as specified in the exercise form, in the case of voluntary exercise, or Subscription Agreement, in the case of deemed exercise or (ii) in respect of CDS Global Warrants, the Depository;
(b)	the number of Underlying Securities issued is equal to the number of Common Shares issuable, in accordance with the terms of the Indenture, per Special Warrant exercised or deemed exercised; and
(c)	the Corporation will furnish to the registered holder of such Underlying Security, on demand and without charge, a full copy of the text of:
(1)	the rights, privileges, restrictions and conditions attached to the Common Shares; and
(2)	the authority of the directors to fix the rights, privileges, restrictions and conditions of subsequent series, if applicable.

B-1

Schedule "C"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: MERUS LABS INTERNATIONAL INC.

AND TO: Computershare Trust Company of Canada

The undersigned (A) acknowledges that the sale of the securities ___________________________ (the “Securities”) of the Corporation, represented by certificate number __________________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act) (b) a "distributor" as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated _______________ 20__.	X _____________________________________
Signature

_______________________________________
Name of Purchaser (please print)

_______________________________________

Name of authorized signatory (please print)

_______________________________________

Official capacity of authorized signatory (if applicable)

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Affirmation by Seller’s Broker-Dealer
(Required for sales pursuant to Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the "Seller") dated _______________________, with regard to the sale, for such Seller’s account, of the _________________ (the “Securities”) represented by certificate number ______________ of the Corporation described therein. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell Securities was made to a person in the United States;
(2)	the sale of the Securities was executed in, on or through the facilities of the Toronto Stock Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;
(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and
(4)	we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares (including, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

Name of Firm:
Name of Firm

By:
Authorized Officer

Dated:	________________201______

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